October 29, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 553 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to reflect the change of names from SCA Absolute Return Fund to Granite Harbor Alternative Fund and SCA Directional Fund to Granite Harbor Tactical Fund (collectively, the “Funds”) and to provide current financial statements and other updating information for the Funds.

If you have any questions, please contact Cassandra Borchers at (513) 352-6632.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP